Exhibit 99.28

2014

Quarterly Financial Statements

FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2014

AMAYA

AMAYA

INTERACTIVE • LAND-BASED • LOTTERY

amayagaming.com

	Consolidated Financial Statements (Unaudited)		1

TABLE OF CONTENTS	Consolidated Statements of Financial Position		1
	Consolidated Statements of Changes in Equity		2
	Consolidated Statements of Comprehensive Income (Loss)		3
	Consolidated Statements of Cash Flows		4

	Notes to Consolidated Financial Statements		5

	1.	Nature of business	5

	2.	Private Placement	5

	3.	Summary of significant accounting policies	5

	4.	Change In Accounting Policies	20

	5.	Recent Accounting Pronouncements	21

	6.	Cash and cash equivalents	22

	7.	Investment tax credits receivable	22

	8.	Accounts receivable	22

	9.	Inventories	23

	10.	Receivable under finance lease	23

	11.	Assets and liabilities classified as held for sale	23

	12.	Restricted cash	24

	13.	Investments	24

	14.	Goodwill and intangible assets	25

	15.	Property plant and equipment	27

	16.	Income taxes	28

	17.	Credit facility	29

	18.	Accounts payable and accrued liabilities	29

	19.	Provisions	30

	20.	Long-term debt	30

	21.	Equipment Financing	33

	22.	Commitments	33

	23.	Share capital	33

	24.	Contributed surplus	34

	25.	Major customers	36

	26.	Financial instruments	37

	27.	Fair value	38

	28.	Capital Management	39

	29.	Geographic information	39

	30.	Statement of cash-flows	40

	31.	Related party transactions	40

	32.	Contingency	41

	33.	Revenues	41

	34.	Business Combination	42

	35.	Expenses Classified By Nature	43

	36.	Net earnings per share	44

	37.	Sale of WagerLogic Malta Holdings Ltd.	44

	38.	Subsequent Events	45

Consolidated Financial Statements (Unaudited)

Consolidated Statements of Financial Position

	March 31, 2014 $	December 31, 2013 $

ASSETS
Current
Cash and cash equivalents (note 6)	119,271,238	93,640,348
Investment tax credits receivable (note 7)	119,600	111,612
Accounts receivable (note 8)	48,849,150	47,460,201
Income tax receivable	806,453	520,482
Inventories (note 9)	9,931,024	7,594,918
Current maturity of receivable under finance lease (note 10)	4,905,785	4,865,300
Prepaid expenses and deposits	5,404,329	4,173,048
Assets classified as held for sale (note 11)	36,639,611	38,368,898

	225,927,190	196,734,807

Restricted cash (note 12)	134,823	130,904
Investments ( note 13)	13,477,207	10,582,448
Goodwill and intangible assets (note 14)	193,901,659	163,037,073
Property and equipment (note 15)	45,217,587	40,520,993
Deferred development costs (net of accumulated amortization of $3,749,307; 2013 - $3,039,134)	4,382,965	3,817,802
Receivable under finance lease (note 10)	10,341,971	10,004,038
Investment tax credit receivable long-term (note 7)	2,701,442	2,672,567
Deferred income taxes (note 16)	12,977,866	13,330,372
Promissory note (note 37)	10,000,000	—

	519,062,710	440,831,004

LIABILITIES
Current
Accounts payable and accrued liabilities (note 18)	34,346,744	27,477,031
Provisions (note 19)	13,089,579	3,684,900
Customer deposits	5,107,991	4,453,213
Income tax payable	1,409,989	1,763,060
Deferred revenue	520,180	—
Current maturity of long-term debt (note 20)	2,185,463	2,387,557
Current maturity of equipment financing (note 21)	1,264,119	1,132,500
Liabilities classified as held for sale (note 11)	3,351,070	4,638,272

	61,275,135	45,536,533

Accounts payable and accrued liabilities (note 18)	596,110	—
Deferred revenue	1,704,229	249,132
Long-term debt (note 20)	199,358,181	192,798,839
Equipment financing (note 21)	590,444	550,639
Provisions (note 19)	1,283,078	1,546,652
Holdback of purchase price (note 34)	7,738,500	—
Deferred income taxes (note 16)	8,974,653	5,802,246

	281,520,330	246,484,041

Commitments (note 22) and contingency (note 32)

SHAREHOLDERS’ EQUITY

Share capital (note 23)	221,036,710	220,683,283
Contributed surplus (note 24)	5,051,343	4,213,957
Accumulated other comprehensive income(loss)	11,198,740	8,837,746
Retained Earnings (Deficit)	255,587	(39,388,023)

	237,542,380	194,346,963

	519,062,710	440,831,004

See accompanying notes

Approved and authorized for issue on behalf of the Board on May 15, 2014

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director
Daniel Sebag, CFO	David Baazov, CEO

Consolidated Statements of Changes in Equity

For the three month period ended March 31, 2014

	Number	Share capital Amount $	Contributed Surplus $	Retained Earnings (Deficit) $	Accumulated Other Comprehensive Income $	Total Shareholders’ Equity $
Balance – January 1, 2013	79,359,759	154,771,764	2,351,415	(10,708,331)	(835,371)	145,579,477
Deferred income taxes in relation to transaction costs	—	(83,000)	450,000	—	—	367,000
Issue of equity component of private placement of debt, net of transaction costs	—	—	2,963,024	—	—	2,963,024
Issue of common shares in relation to exercised warrants	131,250	403,779	(10,029)	—	—	393,750
Issue of common shares in relation to exercised employee stock options	106,750	183,019	(69,984)	—	—	113,035
Stock based compensation	—	—	431,622	—	—	431,622
Issue of common shares in relation to conversion of convertible debentures	7,572,912	24,612,000	(493,165)	493,167		24,612,002
Share repurchase	(660,800)	(3,243,999)	—	—	—	(3,243,999)
Net loss	—	—	—	(7,440,841)	—	(7,440,841)
Other comprehensive income (loss)	—	—	—	—	2,779,575	2,779,575

Balance – March 31, 2013	86,509,871	176,643,563	5,622,883	(17,656,005)	1,944,204	166,554,645

Balance – January 1, 2014	94,078,297	220,683,283	4,213,957	(39,388,023)	8,837,746	194,346,963
Deferred income taxes in relation to transaction costs	—	(118,000)	181,091	—	—	63,091
Issue of common shares in relation to exercised warrants	4,800	39,877	(9,877)	—	—	30,000
Issue of common shares in relation to exercised employee stock options	120,923	431,550	(87,391)	—	—	344,159
Stock based compensation	—	—	753,563	—	—	753,563
Net Income	—	—	—	39,643,610	—	39,643,610
Other comprehensive income (loss)	—	—	—	—	2,360,994	2,360,994

Balance – March 31, 2014	94,204,020	221,036,710	5,051,343	255,587	11,198,740	237,542,380

See accompanying notes

Consolidated Statements of Comprehensive Income (Loss)

		For the three month period ended March 31,
	2014	2013
	$	$
Revenues (note 33)	41,202,223	38,053,247

Expenses
Cost of products (note 35)	1,972,476	118,552
Selling (note 35)	4,148,329	3,701,005
General and administrative (note 35)	38,757,001	34,398,577
Financial (note 35)	1,061,025	6,212,059
Acquisition-related costs (note 35)	3,653,589	309,479

	49,592,420	44,739,672

Gain on sale of investments (note 37)	49,373,224	—
Income (loss) from investments	585,078	—

Earnings (loss) before income taxes	41,568,105	(6,686,425)
Current income taxes (note 16)	4,103,602	689,914
Deferred income taxes (note 16)	(2,179,107)	64,502

Net earnings (loss)	39,643,610	(7,440,841)

Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	2,360,994	2,779,575

	2,360,994	2,779,575

Total Comprehensive Income (loss)	42,004,604	(4,661,266)

Basic earnings (loss) per common share (note 36)	$0.42	$(0.09)

Diluted earnings (loss) per common share (note 36)	$0.38	$(0.09)

See accompanying notes

Consolidated Statements of Cash Flows

		For the three month period ended March 31,
	2014	2013
	$	$

Operating activities
Net earnings (loss)	39,643,610	(7,440,841)
Interest accretion on convertible debentures	—	1,493,155
Interest accretion on long term debt	443,100	629,461
Loss on sale of property and equipment	218,264	7,754
Loss on sale of intangibles	824	37,253
Sale of previously leased gaming machines	439,632	—
Sale of previously leased third party licenses	61,580	—
Write off of licenses and software	6,271	—
Unrealised loss (gain) on foreign exchange	(481,609)	550,767
Depreciation of property and equipment	3,666,343	3,395,010
Amortization of intangible assets	5,402,718	4,125,252
Amortization of deferred development costs	710,173	131,482
Transfer of inventory to property and equipment	—	(144,115)
Deferred income taxes	(2,179,107)	64,502
Stock-based compensation	753,563	431,622
Finance lease	(344,017)	806,909
Gain on sale of investments (note 37)	(49,373,224)	—
Accrued transaction costs	—	(62,866)

	(1,031,879)	4,025,345
Changes in non-cash operating elements of working capital (note 30)	2,284,068	3,456,110

	1,252,189	7,481,455

Financing activities
Proceeds from long term debt	—	28,540,956
Issuance of capital stock in relation with exercised warrants	30,000	393,750
Issuance of capital stock in relation with exercised employee stock options	344,159	113,035
Repurchase of shares	—	(3,243,999)
Transaction costs related to the issuance of long term debt	—	(372,190)
Repayment of long-term debt	(726,397)	(1,642,113)

	(352,238)	23,789,439

Investing activities
Deferred development costs	(1,899,756)	(2,325,822)
Additions to property and equipment	(2,465,456)	(3,365,282)
Acquired intangible assets	(2,476,515)	(2,780,956)
Proceeds from sale of license and software	117,846	—
Proceeds from sale of property and equipment	—	82,879
Disposal of license and software	—	(726)
Purchase of investments	(2,210,759)	—
Proceeds from sale of investments (note 37)	52,500,000	—
Unrealized gain on marketable securities	(684,000)	—
Investment in subsidiaries	(18,988,406)	—

	23,892,954	(8,389,907)

Increase (Decrease) in cash and cash equivalents	24,792,905	22,880,987
Cash and cash equivalents – beginning of period	93,640,348	31,327,745
Unrealized foreign exchange difference in cash and cash equivalents	837,985	(192,761)

Cash and cash equivalents – end of period	119,271,238	54,015,971

See accompanying notes

Notes to Consolidated Financial Statements

1. Nature of business

Founded in 2004, Amaya Gaming Group Inc. (“Amaya” or “Corporation”) is engaged in the design, development, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide. Amaya’s objective is to become a leading provider of technology-based gaming solutions while maintaining a steadfast commitment to the highest levels of integrity and responsibility. Amaya provides products, services and systems to land-based and online gaming operators, government bodies and the hospitality industry. Amaya has one reportable segment, Diversified Gaming Solutions, which in the first quarter ended March 31, 2014 consisted primarily of the following categories of solutions and services: interactive gaming solutions, land-based gaming solutions, and lottery solutions. Amaya’s solutions are designed to provide end users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, and thereby improve the profitability, productivity, security and brand of the operator. Amaya has developed its portfolio of solutions through both internal development and strategic acquisitions. Amaya acquired Chartwell Technology Inc. (“Chartwell”) in July 2011, CryptoLogic Ltd. (“CryptoLogic”) in April 2012, Ongame Network Ltd. (“Ongame”) in November 2012, Cadillac Jack Inc. (“Cadillac Jack”) in November 2012, and Diamond Game Enterprises (“Diamond Game”) in February, 2014, all of which provide technology, content and services to a diversified base of customers in the regulated gaming industry.

Throughout its history, Amaya has continually strived to improve its offering of solutions and services to address both the markets it serves as well as new domestic and international opportunities.

The Corporation is listed on the TSX and is incorporated and domiciled in Quebec, Canada. The Corporation’s head and registered office is located at 7600 Trans Canada, Pointe-Claire, Quebec, H9R 1C8.

2. Private Placement

On July 13, 2013, the Corporation completed a private placement of 6.4 million common shares at a price of $6.25 per common share for total gross proceeds of $40 million. The private placement was conducted through a syndicate of underwriters. The net proceeds from the private placement will be used for general corporate purposes and working capital to assist in the implementation of the Corporation’s growth strategy and the expansion of its international activities. The common shares issued under the private placement were subject to a statutory resale restriction until November 12, 2013. The total transaction costs of the offering, including underwriter’s compensation, amounted to $2,514,756.

3. Summary of significant accounting policies

BASIS OF PRESENTATION

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments.

PRINCIPLES OF CONSOLIDATION

A subsidiary is an entity controlled by the Corporation, i.e. the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its current ability to direct the entity’s relevant activities (power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e. substantive rights) are considered when assessing whether the Corporation controls another entity.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. A wholly owned subsidiary is an entity over which the Corporation has control, where control is defined as the power to govern financial and operating policies. On consolidation, all significant inter-entity transactions and balances have been eliminated. As at March 31, 2014, the consolidated financial statements included 55 wholly owned subsidiaries.

Upon loss of control of a subsidiary, the Corporation’s profit or loss is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

ASSOCIATES

Associates are entities over which the Corporation has the power to participate in the financial and operating policy decisions of the entity, but which is not control or joint control. Associates are accounted for using the equity method of accounting.

Under the equity method, the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income of the associate. On acquisition of the investment, any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations. The goodwill (net of any accumulated impairment loss) relating to an investment in an associate is included within the carrying amount of that investment.

The Corporation’s share of its associates’ post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Corporation’s share of losses of an associate equals or exceeds its interest in the associate, the Corporation does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the associate. Profits / losses on Corporation transactions with associates are eliminated to the extent of the Corporation’s interest in the relevant associate.

NON-CURRENT ASSETS HELD FOR SALE

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are re-measured at net book value less impairment loss. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

REVENUE RECOGNITION

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

Product Sales

Revenue from product sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Corporation obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software Licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contracts and can vary depending on the contracts. The Corporation only reports its revenues (as opposed to licensee’s total revenues and deducting licensee’s percentage as a cost). The license fees are recognized on an accrual basis as earned.

Hosted Casino

Revenues from Hosted Casino are recognized as the services are performed, on a daily basis, at the time of the gambling transactions.

Lease revenues

In the course of its normal business the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Revenue is recognized on the basis of policy for product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statement of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues, in the statement of comprehensive income (loss).

TRANSLATION OF FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Functional and presentation currency

IAS 21 (“Effects of Changes in Foreign Currency Rates”) requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic facts, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of change by translating all items into the new functional currency using the exchange rate at the date of change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the group’s entities have been determined. These consolidated financial statements are presented in Canadian dollars, which in the opinion of Management is the most appropriate presentation currency in view of its operations in the global marketplace, user needs and a comparison with its major competitors.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income (loss).

The following functional currencies are referred to herein below:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Pound Sterling
MXN	Mexican Peso
SEK	Swedish Krona

BUSINESS COMBINATION

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired subsidiary are included in the consolidated statement of financial position at their fair values. Goodwill is recorded when the identifiable intangible assets have been determined. Goodwill is the excess of the fair value of the consideration transferred over the fair value of the Corporation’s share in the acquiree’s net identifiable assets on the date of acquisition. Any excess of the identifiable net assets over the consideration transferred is recognized in income immediately.

The consideration transferred by the Corporation to acquire control of a subsidiary is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred.

OPERATING SEGMENTS

The Corporation’s operating segment is organized around the markets it serves and is reported in a manner consistent with the internal reporting provided to the Chairman and Chief Executive Officer, the Corporation’s chief operating decision-maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation. Currently the Corporation has only one operating segment, Diversified Gaming Solutions.

Segmental information is reported in a manner consistent with the internal reporting to the chief operating decision-makers. On the basis that the Group’s activities are operated largely through a common infrastructure and support function the business segment information is not reported below the revenue level. Similarly no measure of segment assets is given due to the highly integrated nature of the Group’s operations.

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit and loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period on the consolidated statement of comprehensive income (loss). No financial assets are classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless Management intends to dispose of the investment within twelve months of the consolidated statements of financial position date. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which are measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net loss. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income (loss) is removed and recognized in the consolidated statement of comprehensive income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in the statement of comprehensive income (loss).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve months after the consolidated statements of financial position date, which are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. No financial assets are held-to-maturity. Cash and cash equivalents, restricted cash, receivable under finance lease, accounts receivable are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit and loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of comprehensive income (loss). The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income (loss).

Financial Liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method for liabilities that are not hedged and fair value for liabilities that are hedged. All financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “Through Profit or Loss”) are added to or deducted from the fair value of the financial instrument on initial recognition. These costs are expensed to “interest” on the consolidated statement of comprehensive income (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to “interest” on the consolidated statement of comprehensive income (loss) in the period that the debt facility is retired. Transactions costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound Financial Instruments

The Corporation’s compound financial instruments comprise of its non-convertible subordinated debentures that entitle the holder to receive a unit composed of one non-convertible debenture and 48 warrants. As a result the instrument is composed of one liability component and one equity component for the warrants. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statement of comprehensive income (loss). The Corporation has no embedded derivatives.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation (working closely with external qualified valuers) using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g. by use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset / liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statement of financial position at fair value, the inputs used in measuring fair values are classified in the following levels in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognised by the Corporation at the end of the reporting period during which the change occurred.

Comprehensive income (loss)

Comprehensive income (loss) is composed of the Corporation’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized effect of foreign currency translation of foreign operations net of income taxes. The components of comprehensive income (loss) are presented in the consolidated statements of changes in equity.

RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred, and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method, whereby the amounts of tax credits are applied as a reduction of the cost of the deferred development costs.

INVENTORY VALUATION

Inventories are priced at the lower of cost or net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services within the next normal operating cycle.

PROPERTY AND EQUIPMENT

Property and equipment which have a finite life are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the corresponding assets are available for use over the estimated useful lives at the following rates, which are intended to reduce the carrying value to the estimated residual value:

Revenue-producing assets	Declining balance	20%
Machinery and equipment	Declining balance	20%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	20%

INTANGIBLE ASSETS

Software	Declining balance	20%
Licenses	Straight-line	Over the term of licenses
Placement fee	Straight-line	Over the term of lease

ACQUISITION-RELATED INTANGIBLES

Software Technology	Straight-line	5 years
Customer Relationships	Straight-line	15 years

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in earnings. Expenditures for repairs and maintenance are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefit, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment.

IMPAIRMENT OF NON-CURRENT ASSETS

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the asset is estimated. The recoverable amount of intangible assets with indefinite useful lives or those are not ready for use is estimated on the same date each year.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs to sell.

Assets that cannot be tested individually for the impairment test are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to one group of CGUs, so that the level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes, in accordance with operating segment. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in income or loss.

Impairment losses recognized for a CGU (or group of CGU) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGU) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGU).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

TAXATION

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statement of comprehensive income (loss), except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of comprehensive income (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

STOCK-BASED COMPENSATION

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the ultimately recognize expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in income or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted, measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently measures non-employee equity-settled share-based payments at each vesting period and settlement date, with any changes in fair value recognized in the consolidated statement of comprehensive income (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing the earnings for the period applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Dilutive earnings per share comprise of employee share-based compensation and broker warrants.

LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the arrangement conveys a right to use the asset. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense, in the statement of comprehensive income (loss).

Payments made under operating leases are recognized in the consolidated statement of comprehensive income (loss) on a straight-line basis over the term of the lease.

PROVISIONS

Provisions represent liabilities to the Corporation for which the amount or timing is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in “interest” on the consolidated statement of comprehensive income (loss). Provisions are not recognized for future operating losses.

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 19). The provision is sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($6.09 million CAD), of which (i) €0.67 million ($1.02 million CAD) is recorded in Provisions (see note 19); (ii) €0.66 million ($1.01 million CAD) is recorded in accounts payable and accrued liabilities; and (iii) €2.67 million ($4.06 million CAD) was paid.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$10.00 million ($11.05 million CAD), of which (i) USD$7.65 million ($8.46 million CAD) is recorded in Provisions (see note 19); (ii) (ii) USD $2.35 million ($2.59 million CAD) is recorded in accounts payable and accrued liabilities.

ROYALTIES

The Corporation licenses various royalty rights from several owners of intellectual property rights. These rights are used to produce games for use in Hosted Casino and Branded Games. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight- line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense.

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

The following areas require Management’s most critical estimates and judgments.

ESTIMATES

Goodwill

The recoverable amount of the operating segment, representing the group of CGUs to which goodwill is allocated, is based on the higher of fair value less costs to sell and value in use. The recoverable amount was calculated as at March 31, 2014, based on fair value less costs to sell. The fair value less cost to sell is the amount for which the CGU could be exchanged between knowledgeable willing parties in an arm’s length transaction, less cost to sell. Management undertakes an assessment of relevant market data, which is the market capitalization of the Corporation and in addition uses a discounted cash flow model. Estimated future cash flows for the first five years were based on the budget and strategic plans. A growth rate of 2.5% was applied to the last year of the strategic plan to derive estimated cash flows beyond the initial five-year period. The post- tax discount rate is also a key estimate in the discounted cash flow model and is based on a representative weighted average cost of capital. The pre-tax discount rate used to calculate the recoverable amount as at March 31, 2014, was 12.00%. As at March 31, 2014, there was no need for impairment.

Impairment of other long-lived assets

The determination of other long-lived asset impairment requires significant estimates and assumptions to determine the recoverable amount of an asset and/or CGU, wherein the recoverable amount is the higher of fair value less costs to sell and value in use. The value in use method involves estimating the net present value of future cash flows derived from the use of the asset and/or CGU, discounted at an appropriate rate.

The key assumptions utilized in the determination of future cash flows represent Management’s best estimate of the range of economic conditions relating to the CGU, and are based on historical experience, economic trends, and communications with other key stakeholders of the Corporation. These key assumptions include the revenue growth rate, EBITDA1 margin as a percentage of revenues, capital expenditures as a percentage of revenues, and the inflation growth rate. Significant changes in the key assumptions utilized in the determination of future cash flows could result in an impairment charge or reversal of an impairment loss. As at March 31, 2014 and March 31, 2013, there was no need for an impairment charge.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. The model takes into account Management’s best estimate of the exercise price of the stock option/warrant, an estimate of the expected life of the option/warrant, the current price of the underlying stock, an estimate of the stock’s/warrant’s volatility, an estimate of future dividends on the underlying stock/warrant, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option/warrant, and the expected forfeiture rate of stock options granted (see note 24).

Inventory write-down

Periodical reviews of the inventory are performed for excess inventory, obsolescence and declines in net realizable value below cost and allowances are recorded against the inventory balance for any such declines. The Corporation writes down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the net realizable value. These reviews require Management to estimate future demand for products and evaluate market conditions. Possible changes in these estimates could result in a write-down of inventory. If actual market conditions are less favourable than those projected, additional inventory write-downs may be required.

Research and development investment tax credits

Management has made a number of estimates and assumptions in determining the expenditures eligible for the research and development investment tax credit claim. Tax credits are available based on eligible research and development expenses consisting of direct expenditures and including a reasonable allocation of overhead expenses. It is possible that the allowed amount of the research and development investment tax credit claim could be materially different from the recorded amount upon assessment by the Canada Revenue Agency, the Minister of Revenue of Quebec and Alberta Finance.

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the tax rate applied. The carrying amounts of assets and liabilities are based on amounts recorded in the financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

[1]	EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. EBITDA is a non-IFRS measure.

The assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period. As at March 31, 2014 a valuation allowance of $4,829,460 (2013 – $4,067,955) was recorded.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of income tax legislation, will result in adjustments to the expectations of future timing difference reversals, and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent periods.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($6.09 million CAD), of which (i) €0.67 million ($1.02 million CAD) is recorded in Provisions (see note 19); (ii) €0.66 million ($1.01 million CAD) is recorded in accounts payable and accrued liabilities; and (iii) €2.67 million ($4.06 million CAD) was paid.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$10.00 million ($11.05 million CAD), of which (i) USD$7.65 million ($8.46 million CAD) is recorded in Provisions (see note 19); (ii) (ii) USD $2.35 million ($2.59 million CAD) is recorded in accounts payable and accrued liabilities.

JUDGMENTS

Finance leases

Judgement is required in the initial classification of leases as either operating leases or finance leases and, in respect of finance leases, determining the appropriate discount rate implicit in the lease to discount minimum lease payments. The useful life of the leased property is determined by Management at the inception of the lease. The useful life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. The estimated fair values established at lease inception is periodically reviewed to determine if values are realizable, which depends on the credit risk of the lessee, market conditions and other subjective and qualitative factors.

Deferred Development Costs

Amounts capitalized include the total cost of any external products or services and labour costs directly attributable to development. Management’s judgement is involved in determining the appropriate internal costs to capital i.e. The useful life represents Management’s view of the expected period over which the Corporation will receive benefits from the software based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Estimated useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, this could result in an increase or decrease in the annual amortization expense, and future impairment charges.

4. Change In Accounting Policies

Interests in Other Entities

The Corporation have adopted the following five standards applying to interests in other entities as at January 1, 2013:

IFRS 10, Consolidated Financial Statements;

IFRS 11, Joint Arrangements;

IFRS 12, Disclosure of Interests in Other Entities;

IAS 27, Separate Financial Statements (as amended in 2011); and

IAS 28, Investments in Associates and Joint Ventures (as amended in 2011).

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 is intended to provide for a more realistic reflection of joint arrangements by focusing on the contractual rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by establishing principles that are applicable to the accounting for all joint arrangements.

IFRS 12 is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles, and other off-balance-sheet vehicles.

The IASB also issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10, Consolidated Financial Statements and also provide additional transition relief in IFRS 10, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities.

IAS 27, as amended in 2011, contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements. The standard requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9, Financial Instruments.

IAS 28, as amended in 2011, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The adoption of these new IFRS pronouncements had no material impact on the measurement of the consolidated financial statements. However, application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

IFRS 13, Fair Value Measurement

The Corporation adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity- specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

The adoption of IFRS 13 did not have an effect on our Consolidated financial statements for the current period. The disclosure requirements of IFRS 13 are incorporated in the consolidated financial statements. This includes disclosures about fair values of financial assets and liabilities measured on a recurring basis and non-financial financial assets and liabilities measured on a non-recurring basis. Disclosures about assumptions used in calculating the fair value of assets classified as held for sale are included in the consolidated financial statements (note 11).

IAS 1, Presentation of Financial Statements

The Corporation adopted the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) on January 1, 2013, with retrospective application. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit and loss and those that will not be reclassified. Since there are is only one other comprehensive income item within our statement of comprehensive income (loss), there is no net impact on the presentation of our statement of comprehensive income (loss).

5. Recent Accounting Pronouncements

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (AMENDMENTS TO IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. Early application is permitted. If an entity applies this amendment earlier than required, it shall disclose that fact and shall also make the disclosures required by Disclosures–Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011.

The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

RECOVERABLE AMOUNT DISCLOSURES FOR NON-FINANCIAL ASSETS: AMENDMENTS TO IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

IFRS 9, FINANCIAL INSTRUMENTS

The IASB issued the chapters of IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

The IASB also issued additions to IFRS 9 to address the problem of volatility in profit or loss arising from an issuer choosing to measure its own debt at fair value (i.e., the “own credit” problem). With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income section of the income statement (no longer recognized in profit or loss). Entities are allowed to apply this change before applying any of the other requirements in IFRS 9.

The IASB also published a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk. As a result of these changes, users of the financial statements will be provided with better information about risk management and about the effect of hedge accounting on the financial statements.

Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided to temporarily remove the mandatory effective date of IFRS 9 while continuing to make it available for earlier application. The hedge accounting chapter of IFRS 9 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB.

6. Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include the following:

	March 31, 2014 $	December 31, 2013 $
Cash in bank	119,271,238	93,640,348

	119,271,238	93,640,348

As at March 31, 2014, an amount of $5,107,991 is reserved to settle customer deposits.

7. Investment tax credits receivable

	March 31, 2014 $	December 31, 2013 $
Research and development investment tax credits
2009	1,362,643	1,362,643
2010	128,409	128,409
2011	217,129	217,129
2012	410,976	159,877
2013	604,386	916,121
2014	97,499	—

	2,821,042	2,784,179

Investment tax credit receivable	119,600	111,612

Investment tax credit receivable long-term	2,701,442	2,672,567

8. Accounts receivable

The Corporation’s accounts receivable include the following:

	March 31, 2014		December 31, 2013
	Amount	CAD equivalent	Amount	CAD equivalent
CAD	829,557	829,557	350,189	350,189
USD	32,806,448	36,564,221	32,969,218	35,122,599
EUR	3,230,802	4,912,972	4,214,276	6,184,195
GBP	729,294	1,341,674	603,607	1,061,598
MXN	47,906,055	4,056,726	49,156,015	3,895,249
SEK	5,072,155	862,862	3,718,979	626,784
OTHER		281,138		219,587

		48,849,150		47,460,201

9. Inventories

	March 31, 2014 $	December 31, 2013 $
Raw materials	7,772,077	6,416,215
Finished goods	2,158,947	1,178,703

	9,931,024	7,594,918

The cost of inventory recognized as an expense during the three month period ended March 31, 2014 was approximately $1,972,000 (2013 – $119,000). The amount of inventory write-downs recognized as an expense in the cost of products for the same period was $nil (2013 – $nil). In 2014 and 2013 there were no reversals of write-downs from the previous years.

10. Receivable under finance lease

The Corporation’s receivable under finance lease includes the following:

	March 31, 2014 $	December 31, 2013 $
Total minimum lease payments receivable	19,121,007	18,604,586
Unearned finance income	(3,873,251)	(3,735,248)

	15,247,756	14,869,338
Current maturity of receivable under finance lease	4,905,785	4,865,300

	10,341,971	10,004,038

Finance income recognized in revenue for the three month period ended March 31, 2014 amounted to $167,152 (2013 – $146,226).

The present value of minimum lease payments receivable, unearned finance income and future minimum lease payments receivable under the finance leases are as follows:

	Present Value of Minimum Lease Payments Receivable $	Unearned Finance Income $	Future Minimum Lease Payments Receivable $
2015	5,313,535	980,940	6,294,475
2016	4,769,438	1,224,523	5,993,961
2017	3,779,821	1,089,382	4,869,203
2018	1,384,962	578,406	1,963,368

	15,247,756	3,873,251	19,121,007

11. Assets and liabilities classified as held for sale

The following is a summary of assets and liabilities classified as held for sale at March 31, 2014, in connection with certain proprietary trademarks and other intellectual property.

Total
Goodwill and intangible assets	29,473,501
Deferred development costs	7,166,110

Assets classified as held for sale	36,639,611

Total
Deferred tax liability	3,351,070

Liabilities classified as held for sale	3,351,070

12. Restricted cash

An amount of $134,823 (2013 –$130,904) is being held by the Courts of Malta pending the outcome of two separate lawsuits filed by one former client (see note 32).

13. Investments

(a) Investments in quoted instruments

During the year ended December 31, 2013 the Corporation acquired 1.35 million common shares of The Intertain Group Limited (TSX: IT) for a total cost of $5.4 million and 3,850 convertible debentures ( TSX: IT.DB) which have a maturity date of December 31, 2018 and bear interest at 5.00% per annum for a total cost of $3.85 million.

During the three month period ended March 31, 2014, the Corporation acquired 550,000 additional common shares of The Intertain Group Limited for a total cost of $2.2 million. An unrealized gain was recorded on the appreciation of the common share value of the investment ($4.36 CAD on March 31, 2014)

March 31, 2014 $
At December 31, 2013	9,250,000
Purchase of common stock	2,200,000
Unrealized gain on investment	684,000

Balance at March 31, 2014	12,134,000

(b) Investments in Associates

March 31, 2014 $
At December 31, 2013	1,332,448
Share of profit (loss)	(98,922)
Contribution during the period	109,681

Balance at March 31, 2014	1,343,207

On December 27, 2013, the Corporation acquired a 49% interest in Les Studios Side City Inc., a Canadian Corporation operating in Montreal, Quebec as a game development studio. The equity method of accounting is used in measuring this investment. The summarised financial information of the investment as at March 31, 2014 is detailed below and is based on the associate’s financial statements prepared in accordance with IFRS.

Les Studios Side City Inc.
Current Assets	646,460
Non-Current Assets	191,356
Current Liabilities	168,812
Non-Current Liabilities	297,734
Net Assets of Associate	371,270
Ownership Interest in Associate	49%
Revenue	165,811
Profit	(201,881)
Total Comprehensive Income for the year	(201,881)

(c) Subsidiaries

The composition of the Corporation at the end of the reporting period was as follows.

Region of incorporation and operation	Number of wholly-owned subsidiaries
	2014	2013
North America	16	14
Europe	29	32
Latin America & Caribbean	6	5
Other	4	4

	55	55

14. Goodwill and intangible assets

COST

	Software $	Licenses $	Placement fee $	Acquisition- Related Intangibles $	Goodwill $	Total $
Balance – January 1, 2013	3,038,777	6,520,715	—	84,179,530	93,964,475	187,703,497
Additions	7,663,347	5,535,738	5,536,742	—	—	18,735,827
Disposals	(59,934)	(73,759)	—	—	—	(133,693)
Reclassifications	16,018	9,417	—	—	—	25,435
Reclassification to held for sale	(799,815)	(209,398)	—	(10,826,452)	(21,246,316)	(33,081,981)
Translation	404,476	262,944	181,166	6,226,433	7,256,694	14,331,713

Balance – December 31, 2013	10,262,869	12,045,657	5,717,908	79,579,511	79,974,853	187,580,798

Additions	950,369	1,526,146	—	—	—	2,476,515
Additions through business combination	—	—	—	12,787,911	15,247,955	28,035,866
Disposals	(70,879)	(35,040)	(39,730)	—	—	(145,649)
Reclassification to held for sale	(93,092)	—	—	—	—	(93,092)
Translation	188,060	196,011	225,183	2,971,953	3,120,073	6,701,280

Balance – March 31, 2014	11,237,327	13,732,774	5,903,361	95,339,375	98,342,881	224,555,718

ACCUMULATED AMORTIZATION AND IMPAIRMENTS

	Software $	Licenses $	Placement fee $	Acquisition- Related Intangibles $	Goodwill $	Total $
Balance – January 1, 2013	495,433	2,184,014	—	4,291,335	—	6,970,782
Amortization	1,713,160	2,043,986	646,262	14,957,376	—	19,360,784
Disposals	—	(8,674)	—	—	—	(8,674)
Reclassifications	201,925	(25,134)	—	—	—	176,791
Reclassification to held for sale	(380,794)	(78,279)	—	(2,205,441)	—	(2,664,514)
Translation	179,157	45,362	21,147	462,890	—	708,556

Balance – December 31, 2013	2,208,881	4,161,275	667,409	17,506,160	—	24,543,725

Amortization	715,514	585,799	299,627	3,801,778	—	5,402,718
Disposals	(70,879)	(1,900)	(9,932)	—	—	(82,711)
Reclassification to held for sale	(149,684)	—	—	—	—	(149,684)
Translation	52,631	40,962	26,791	819,627	—	940,011

Balance – March 31, 2014	2,756,463	4,786,136	983,895	22,127,565	—	30,654,059

CARRYING AMOUNT

	Software $	Licenses $	Placement fee $	Acquisition- Related Intangibles $	Goodwill $	Total $
At December 31, 2013	8,053,988	7,884,382	5,050,499	62,073,351	79,974,853	163,037,073
At March 31, 2014	8,480,864	8,946,638	4,919,466	73,211,810	98,342,881	193,901,659

15. Property plant and equipment

COST

	Revenue- Producing Assets $	Machinery and Equipment $	Furniture and Fixtures $	Computer Equipment $	Total $
Balance – January 1, 2013	29,376,126	3,332,319	3,194,662	6,782,952	42,686,059
Additions	14,202,995	50,842	706,949	2,469,645	17,430,431
Transfers to inventory	(2,104,057)	—	—	—	(2,104,057)
Disposals	(1,177,399)	(17,096)	(139,887)	(234,622)	(1,569,004)
Reclassifications	2,459,037	(2,378,361)	—	—	80,676
Translation	1,630,909	85,686	262,740	300,222	2,279,557

Balance – December 31, 2013	44,387,611	1,073,390	4,024,464	9,318,197	58,803,662

Additions	1,945,452	—	711	519,293	2,465,456
Additions through business combination	5,425,571	105,276	68,219	884,996	6,484,062
Disposals	(3,057,999)	—	(268,005)	(523,296)	(3,849,300)
Reclassifications	(3,441)	—	—	3,441	—
Translation	1,661,647	4,077	127,858	(118,919)	1,674,663

Balance – March 31, 2014	50,358,841	1,182,743	3,953,247	10,083,712	65,578,543

ACCUMULATED AMORTIZATION AND IMPAIRMENTS

	Revenue- Producing Assets $	Machinery and Equipment $	Furniture and Fixtures $	Computer Equipment $	Total $
Balance – January 1, 2013	3,605,594	488,004	700,394	1,217,717	6,011,709
Depreciation	9,793,903	137,332	947,675	1,854,941	12,733,851
Transfers to inventory	(662,624)	—	—	—	(662,624)
Disposals	(280,893)	(2,828)	(83,419)	—	(367,140)
Reclassifications	199,181	(118,505)	—	—	80,676
Impairment	361,320	—	—	—	361,320
Translation	51,380	4,884	84,426	(15,813)	124,877

Balance – December 31, 2013	13,067,861	508,887	1,649,076	3,056,845	18,282,669

Depreciation	2,965,282	33,022	150,169	517,870	3,666,343
Disposals	(1,403,190)	—	(268,005)	(306,238)	(1,977,433)
Translation	545,319	1,039	49,529	(206,510)	389,377

Balance – March 31, 2014	15,175,272	542,948	1,580,769	3,061,967	20,360,956

CARRYING AMOUNT

	Revenue- Producing Assets $	Machinery and Equipment $	Furniture and Fixtures $	Computer Equipment $	Total $
At December 31, 2013	31,319,750	564,503	2,375,388	6,261,352	40,520,993
At March 31, 2014	35,183,569	639,795	2,372,478	7,021,745	45,217,587

As at March 31, 2014, the Corporation did not record any impairment of idle gaming equipment (2013 - $nil).

16. Income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to incomes (loss) before income taxes. The reasons are as follows:

	March 31, 2014 $	March 31, 2013 $
Statutory income taxes	11,182,000	(439,000)
Non-taxable income	(959,000)	(549,000)
Non-deductible expenses	6,076,000	888,000
Differences in effective income tax rates in foreign jurisdictions	5,143,000	—
Non-capital losses utilized for which a deferred tax has been recorded	—	722,000
Non-capital losses for which no tax benefit has been recorded	2,457,000	518,000
Non-capital losses for which a tax benefit has been recorded	(21,975,000)	(387,000)

Current and deferred income taxes	1,924,000	753,000

Significant components of the Corporation’s deferred income tax balance at March 31, 2014 were as follows:

	Deferred development costs $	Property & Equipment $	Share & Debt issuance costs $	Finance Lease $	Intangibles $	Tax Losses $	Investment tax credits $	Foreign tax credits $	Other $	Total $
At January 1, 2013	351,000	4,442,000	1,247,000	(4,024,000)	(19,956,000)	14,102,000	(1,000)	10,772,000	352,000	7,285,000
Charged / (credited) to the income statement	(1,407,000)	(1,827,000)	(708,000)	247,000	3,803,000	(2,437,000)	—	2,882,000	—	553,000

Charged / (credited) directly to balance sheet	—	—	—	(2,322,000)	—	(2,792,000)	—	—	986,000	(4,128,000)

Charged / (credited) to other comprehensive income	(77,000)	55,000	2,000	49,000	(1,528,000)	363,000	—	850,000	91,000	(195,000)

Charged / (credited) directly to equity	—	—	710,000	—	—	160,000	—	—	—	870,000

Reclassification to asset held for sale	1,522,000	—	—	—	1,621,000	—	—	—	—	3,143,000

Reclassification	—	(1,327,000)	16,000	3,850,000	(2,172,000)	(1,258,000)	1,000	(145,000)	1,035,000	—

At December 31, 2013	389,000	1,343,000	1,267,000	(2,200,000)	(18,232,000)	8,138,000	—	14,359,000	2,464,000	7,528,000

Charged / (credited) to the income statement	(68,000)	369,000	80,000	184,000	981,000	158,000	—	475,000	—	2,179,000
Charged / (credited) directly to balance sheet	—	—	—	(761,000)	—	(1,162,000)	—	—	(456,000)	(2,379,000)
Charged / (credited) to other comprehensive income	18,000	(54,000)	2,000	61,000	(781,000)	129,000	—	566,000	96,000	37,000

Charged / (credited) directly to equity	—	—	(111,000)	—	—	—	—	—	—	(111,000)
Reclassification to asset held for sale	2,000	—	—	—	—	—	—	—	—	2,000
Acquisition of subsidiary	—	(215,000)	—	—	(3,202,000)	164,000	—	—	—	(3,253,000)

At March 31, 2014	341,000	1,443,000	1,238,000	(2,716,000)	(21,234,000)	7,427,000	—	15,400,000	2,104,000	4,003,000

As at March 31, 2014, the Corporation had Federal and Provincial non-capital losses of approximately $20,192,000 and $19,653,000 respectively (December 31, 2013 – $25,879,000; $19,549,000) that may be applied against earnings of future years, not later than 2032. The Corporation’s foreign subsidiaries have non-capital losses of approximately $52,341,000 (December 31, 2013 - $50,897,000) that may be applied against earnings in future years, no later than 2017. The possible income tax benefit of $28,188,000 (December 31, 2013 – $29,752,000) of the non-capital losses has been recognized in the accounts.

As at March 31, 2014, the Corporation had undeducted research and development expenses of approximately $2,255,000 federally and $3,962,000 provincially (December 31, 2013 – $2,216,000; $3,925,000) with no expiration date. The deferred income tax benefits of these deductions are recognized in the accounts.

17. Credit facility

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. The revolving demand credit facility can be used for general working capital purposes. The facility bears interest at the bank’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances (March 31, 2014 - $nil), the Corporation has provided the Bank a first ranking security interest over all of the movable/personal property of the Corporation.

As at March 31, 2014, the outstanding amount of the revolving demand credit facility is $nil (December 31, 2013- $nil).

Under the terms of the credit facility arrangement with the Bank, the Corporation is required amongst other conditions, to maintain at all times certain ratios and a minimum level of net worth. As at March 31, 2014 and December 31, 2013, the Corporation was not in breach of the terms of the credit facility agreement.

The Corporation has a term loan facility of $12 million provided by Export Development Canada to fund qualified expenditures.

As at March 31, 2014, the outstanding amount of the credit facility is $nil (December 31, 2013- $nil).

18. Accounts payable and accrued liabilities

The Corporation’s accounts payable include the following:

	March 31, 2014		December 31, 2013
	Amount	CAD equivalent	Amount	CAD equivalent
CURRENT
CAD	4,518,941	4,518,941	3,116,069	3,116,069
USD	14,269,800	15,775,110	12,365,338	13,149,841
EURO	2,868,212	4,361,481	1,734,562	2,545,596
GBP	765,622	1,408,656	744,064	1,309,633
SEK	40,118,585	6,824,426	32,662,449	5,504,814
MXN	17,026,355	1,441,806	22,442,972	1,824,349
OTHER		16,324		26,729

TOTAL CURRENT		34,346,744		27,477,031

LONG-TERM
USD	539,222	596,110	—	—

TOTAL		34,942,854		27,477,031

19. Provisions

The provision in the statement of financial position is for the provision for jackpots, the estimate of contingent consideration in connection with the acquisition of Ongame and the minimum revenue guarantee in connection with the sale of WagerLogic Ltd (see note 37). The carrying amounts and the movements in the provision are as follows:

	March 31, 2014	December 31, 2013

Opening balance	5,231,552	12,799,977
Additional provision for jackpots	965,977	2,269,513
Revenue guarantee	8,458,770	—
Contingent consideration in connection with Ongame acquisition	—	(4,874,791)
Jackpot provision amounts utilised	(41,523)	(6,095,732)
Jackpots decommissioned	(158,712)	—
Reclassification	(261,371)	—
Translation	177,964	1,132,585

Ending balance	14,372,657	5,231,552
Short-term portion	(13,089,579)	(3,684,900)

Long-term portion	1,283,078	1,546,652

20. Long-term debt

The following is a summary of long-term debt outstanding at March 31, 2014 and December 31, 2013:

	March 31, 2014 $	December 31, 2013 $

Current maturity	2,185,463	2,387,557
Long-term debt	199,358,181	192,798,839

	201,543,644	195,186,396

(a) Subordinated Debt

On April 29, 2010 the Corporation entered into a subordinated debt agreement in the amount of $3 million which is disbursable in two tranches of $1.5 million each, closing no later than April 30, 2010 and 12 months after the first drawing respectively, pursuant to the conditions of the related loan agreement. On April 30, 2010, the first tranche amounting to $1.5 million was disbursed. The Corporation did not draw on the second $1.5 million tranche and has waived its rights to draw on the second tranche. The subordinated debt is repayable in equal monthly instalments over a five-year period. The loan bears interest at the annual rate of 14% plus an additional interest representing 1% of yearly gross sales of the Corporation for the first $25 million of sales and an additional 0.20% for sales over $25 million. In the event that only the first drawing is disbursed by the lender, the calculation of the additional interest shall be adjusted to 0.5% of the first $25 million of the Corporation’s gross sales for a given year, and to 0.1% of the Corporation’s gross sales exceeding $25 million for a given year. Any amount, principal or interest, which is not paid when due will bear interest at the annual rate of 25% until it is paid in full.

Under the terms of the subordinated debt agreement with the lender, the Corporation is required, amongst other conditions, to maintain at all times certain ratios. As at March 31, 2014, the Corporation was not in breach of the terms of the subordinated debt agreement.

The subordinated debt is convertible into voting and participating shares of the Corporation upon an event of default by the Corporation under the terms of the related loan agreement, at the discretion of the lender. In the event the lender exercises the conversion privilege as a result of an event of default, the conversion is based on the greater of (i) the book value of the common shares of the Corporation on the basis of the most recent audited consolidated financial statements or, at the lender’s sole discretion, the most recent unaudited consolidated quarterly financial statements of the Corporation, provided that such book value shall not be less than one cent per share, and (ii) the minimum price authorized by the applicable policies of the TSX if the Corporation is listed on such Exchange. The fair value of the long-term debt was established using information for comparative debt instruments and the Corporation concluded that there was no significant equity component.

During the three month period ended March 31, 2014, the Corporation incurred $7,767 (2013 – $23,301) in interest.

	March 31, 2014 $	December 31, 2013 $

Subordinated loan bearing interest at 14% per annum plus additional interest, maturing in 2014 and payable in monthly instalments of $25,000 plus interest	200,000	275,000
Current maturity	(200,000)	(275,000)

	—	—

(b) Non-convertible subordinated debentures

On February 7, 2013, the Corporation closed a private placement debt, selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures; and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year commencing July 31, 2013. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $6.25 at any time up to a period ending January 31, 2016.

The Corporation has determined the fair value of the debt component. Then, the proceeds were allocated between the debt and the equity components using the residual method.

During the three month period ended March 31, 2014, the Corporation incurred $886,679 (2013 – nil) in interest.

March 31, 2014 $

Fair Value of Liability component	26,844,352
Fair Value of Equity component	3,155,648
Face Value	30,000,000

Transaction costs	1,831,234

The following table reflects movements recognized during the three month period ended March 31, 2014.

	Face value	Liability component	Equity component

Opening balance (net of transaction costs)	30,000,000	25,205,742	2,963,024
Accretion of liability component (effective interest of 13.60%)	—	1,448,697	—

Balance at March 31, 2014	30,000,000	26,654,439	2,963,024

Non-convertible subordinated debentures repayments over the next two years amount to the following:

$
2015	—
2016	30,000,000

(c) Refinanced senior secured term loan

Cadillac Jack has entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack will have access to term loans in an aggregate principal amount of up to USD$160 million (the “Credit Facilities”). The Credit Facilities have replaced the existing USD$110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya, as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses and will be used to fund the ongoing working capital and other general corporate purposes of Cadillac Jack. The Credit Facilities bear interest at a rate of LIBOR plus 7.00% with a LIBOR floor of 1.00% per annum payable quarterly commencing March 20, 2014. The Credit Facilities have a term of 4 years from the closing date and are secured by the assets of Cadillac Jack and its subsidiaries. Amaya has provided an unsecured guarantee of the obligations of Cadillac Jack in favour of the lenders. The Credit Facilities have maintenance covenants based on maximum leverage and minimum coverage, for which the Corporation was in compliance with as of March 31, 2014.

During the three month period ended March 31, 2014, the Corporation incurred $3,530,570 (2013 - nil) in interest.

	March 31, 2014 $	December 31, 2013 $

Principal	176,437,800	170,176,000
Transaction costs	(2,086,552)	(1,947,209)
Accretion (effective interest rate of 8.35%)	124,673	12,558
Translation	(3,379)	(63,305)
Current maturity	(1,768,800)	(1,701,760)

	172,703,742	166,476,284

Term loan principal repayments over the next four years amount to the following:

$
2015	1,768,800
2016	1,768,800
2017	1,768,800
2018	171,131,400

(d) Other long-term debt

Other long-term debt is comprised of a long-term debt in the amount of USD$750,000 bearing interest at 6.0% per annum, repayable in equal semi-annual instalments over a two-year term.

During the three month period ended March 31, 2014, the Corporation incurred $6,312 (2013 – $10,855) in interest.

	March 31, 2014 $	December 31, 2013 $

Loan bearing interest at 6% per annum repayable in equal semi-annual instalments over a two year term	216,663	410,797
Current maturity	(216,663)	(410,797)

	—	—

21. Equipment Financing

The Corporation enters into agreements to purchase equipment payable in monthly instalments including interest. The agreements are repayable in equal monthly instalments over a four-year period. The agreements bear interest at annual rates of between 1.11% and 8.54%.

During the three month period ended March 31, 2014, the Corporation incurred $27,185 (2013 – $36,337) in interest.

	March 31, 2014 $	December 31, 2013 $

Agreements bear interest at between 1.11% and 8.54% per annum, all maturing by 2018 and payable in monthly instalments of $134,783 including interest	1,854,563	1,683,139
Current maturity	(1,264,119)	(1,132,500)

	590,444	550,639

Principal repayments over the next four years amount to the following:

$
2015	1,264,119
2016	425,586
2017	106,960
2018	57,898

1,854,563

22. Commitments

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations aggregate to approximately $21,179,000.

$
Within one year	11,075,000
Later than one year but not later than 5 years	9,991,000
More than 5 years	113,000

23. Share capital

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value, issuable in series.

During the three month period ended March 31, 2014:

•	the Corporation issued 4,800 common shares for cash consideration of $30,000 as a result of the exercise of warrants. Initially the 4,800 warrants were valued at $9,877 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 120,923 common shares for cash consideration of $344,159 as a result of the exercise of stock options. Initially the 120,923 stock options were valued at $87,391 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to contributed surplus was reallocated to the common shares.

During the year ended December 31, 2013:

•	the Corporation issued 473,730 common shares for cash consideration of $1,910,550 as a result of the exercise of warrants. Initially the 473,730 warrants were valued at $397,317 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 932,696 common shares for cash consideration of $1,800,573 as a result of the exercise of stock options. Initially the 932,696 stock options were valued at $798,480 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 7,572,912 common shares in relation to conversion of convertible debentures at the conversion price of $3.25.

•	the Corporation purchased 660,800 common shares for cancellation for $3,243,999. On the cancellation of common shares, $1,880,355 was allocated to contributed surplus.

•	the Corporation completed a private placement offering of 6,400,000 common shares at a price of $6.25 per common share for aggregate gross proceeds of $40,000,000 (see note 2).

24. Contributed surplus

STOCK OPTIONS

The aggregate number of common shares of the Corporation reserved for issuance on the exercise of all stock options granted under the Plan at any time cannot exceed 10% of the issued and outstanding common shares of the Corporation at any such time. The exercise price of the share options shall not be less than the discounted market price of the common shares of the Corporation on the TSX. The options have a maximum term of five years. Options issued in 2012 and 2013 vest in equal increments over four years. Options issued in prior years vested in equal increments over two years.

The following table provides information about outstanding stock options at March 31, 2014:

	For the three month period ended March 31, 2014		For the year ended December 31, 2013
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	5,124,379	3.75	5,447,800	3.00
Transactions during the period:
Issued	742,500	8.04	997,500	6.39
Exercised	(120,923)	2.85	(932,696)	1.93
Expired / forfeited	(117,814)	5.12	(388,225)	4.32

Ending balance	5,628,142	4.31	5,124,379	3.75

During the three month period ended March 31, 2014, the Corporation granted 742,500 stock options to employees to purchase common shares.

The stock options are exercisable at prices ranging from $1.00 to $8.43 per share and have a weighted average contractual term of 3.25 years.

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00	1,081,600	1.30	1,081,600	1.00
1.30	50,000	1.45	50,000	1.30
2.16	20,750	2.49	20,750	2.16
2.50	75,000	1.80	75,000	2.50
2.60	65,000	1.75	65,000	2.60
2.63	10,000	1.90	10,000	2.63
2.71	65,000	2.26	65,000	2.71
2.85	182,500	2.28	182,500	2.85
3.38	65,000	2.16	65,000	3.38
4.20	1,085,375	3.28	271,344	4.20
4.24	1,192,917	3.67	298,229	4.24
4.35	90,000	3.68	22,500	4.35
4.90	17,500	3.78	4,375	4.90
6.00	12,500	4.16	—	6.00
6.05	613,500	4.29	—	6.05
6.33	30,000	4.45	—	6.33
7.55	229,000	4.72	—	7.55
7.95	600,000	4.76	—	7.95
8.43	142,500	4.91	—	8.43

	5,628,142	3.25	2,211,298	2.27

The weighted-average share price of options exercised during the three month period ended March 31, 2014 was $2.85 (2013 – $1.06).

The Corporation recorded a compensation expense of $753,563 for the three month period ended March 31, 2014 (2013 – $431,622). The Corporation has $4,627,806 of stock option expense to be recorded in future periods.

As part of the Corporation’s Management option plan, the expected life of the options had to be determined. The expected life is estimated using the average of the vesting period and the contractual life of the options. The volatility is estimated based on stock prices of comparable companies, as adjusted to take into account the Corporation’s public trading history. Forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

The stock options issued during the period ended March 31, 2014 were accounted for at their fair value of $2,251,762, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2014	2013
Expected volatility	60%	60%
Expected life	3.75 years	3.75 years
Expected forfeiture rate	17%	17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	$8.04	$6.38
Weighted average fair value of options at grant date	$3.03	$1.93

WARRANTS

A summary of the activity in the Corporation’s issued warrants during the year is presented below:

The following table provides information about outstanding warrants at March 31, 2014:

	For the three month period ended March 31, 2014		For the year ended December 31, 2013
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	2,594,270	4.62	1,628,000	3.01
Transactions during the period:
Issued	—	—	1,440,000	6.25
Exercised	(4,800)	6.25	(473,730)	4.03
Expired	—	—	—	—

Ending balance	2,589,470	4.62	2,594,270	4.62

Grant date	Expiry date	Number of warrants	Exercise price
27-Mar-12	30-Apr-15	1,298,750	3.00
07-Feb-13	31-Jan-16	1,290,720	6.25

		2,589,470	4.62

During the three month period ended March 31, 2014, the Corporation received $30,000 for the exercise of 4,800 warrants. On the exercise of 4,800 warrants, the value of $9,877 originally allocated to contributed surplus was reallocated to the share capital.

During the year ended December 31, 2013, the Corporation received $1,910,550 for the exercise of 473,730 warrants. On the exercise of 473,730 warrants, the value of $397,317 originally allocated to contributed surplus was reallocated to the share capital.

During the year ended December 31, 2013, 1,440,000 warrants were issued in connection with the non-convertible subordinated debentures issued by the Corporation, representing an allocated fair value of $3,155,648 (see note 20).

25. Major customers

Revenues from two major customer accounted for approximately 21% of revenues for the three month period ended March 31, 2014 (2013 - 11% from one customer). Outstanding accounts receivable from the two major customers at March 31, 2014 was 28% (2013 – 4% from one customer).

26. Financial instruments

FOREIGN EXCHANGE RISK

The Corporation is mainly exposed to foreign currency fluctuations on its accounts receivable, receivable under finance lease, cash, restricted cash, customer deposits, income tax receivable, income tax payable, and accounts payable and accrued liabilities. As at March 31, 2014, the Corporation’s significant foreign exchange currency exposure on these financial instruments by currency was as follows:

Analysis by currency in Canadian equivalent

	Cash $	Restricted Cash $	Accounts receivable $	Receivable under finance lease $	Income tax receivable $	Accounts payable and accrued liabilities $	Income tax payable $	Customer deposits $
USD	58,814,000	—	36,564,000	15,248,000	29,000	(15,775,000)	(81,000)	(3,950,000)
EUR	3,495,000	121,000	4,913,000	—	292,000	(4,361,000)	(22,000)	(827,000)
GBP	1,133,000	—	1,342,000	—	—	(1,409,000)	(29,000)	(295,000)
MXN	1,530,000	—	4,057,000	—	3,000	(1,442,000)	—	—
SEK	2,141,000	—	863,000	—	452,000	(6,824,000)	—	—

A ten percent increase (decrease) in the strengthening or weakening of the following currencies versus the Canadian dollar at the end of the year would have increased (decreased) net loss for the year, all other variables held constant, by:

Currency	10% Increase (Decrease)
USD	8,895,742
EUR	361,090
GBP	74,296
MXN	414,831
SEK	(336,843)

The Corporation does not hedge these exposures. This exposure is monitored by the Corporation’s reporting system and is reviewed by Management on a monthly basis.

INTEREST RATE RISK

The Corporation is exposed to fair value interest rate risk with respect to its subordinated debt, other long-term debt and convertible debentures which bear a fixed rate of interest. The Corporation is exposed to cash flow interest rate risk on its bank indebtedness and senior secured term loan, which bears interest at variable rates. A one percentage point increase (decrease) in interest rates would have decreased (increased) pre-tax earnings by approximately $2,069,000 in the period, with all other variables held constant. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate and LIBOR on a quarterly basis.

CREDIT RISK

The Corporation, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances. The Corporation is exposed to credit risk in the event of non-payment by certain customers for their accounts receivable. The Corporation has focused on reducing customer concentration and growing its base of Tier 1 operators.

Details of the Corporation’s accounts receivable were as follows:

	March 31, 2014 $	December 31, 2013 $
Not past due	33,472,988	31,464,575
Past due 1-30 days	4,545,408	4,528,808
Past due 31-60 days	6,711,566	1,379,834
Past due 61-90 days	628,225	3,957,859
Past due 91-120 days	510,605	436,780
Past due 121-150 days	490,557	310,837
Past due 151-180 days	317,538	2,370,048
Past due more than 181 days	3,865,924	4,505,744
Allowance for doubtful accounts	(1,693,661)	(1,494,284)

Outstanding, end of period	48,849,150	47,460,201

The Corporation’s maximum exposure to credit risk is equal to the carrying value of accounts receivable as set out on the statement of financial position.

LIQUIDITY RISK

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

The Corporation believes that future cash flows generated by operations and availability under its borrowing facility will be adequate to meet its financial obligations.

	On Demand $	Less than 3 months $	3 to 6 Months $	6 to 9 Months $	9 to 12 months $	Greater than 1 year $
Accounts payable and accrued liabilities	34,346,744	—	—	—	—	596,110
Provisions	13,089,579	—	—	—	—	1,283,078
Customer Deposits	5,107,991	—	—	—	—	—
Income tax payable	1,409,989	—	—	—	—	—
Holdback on purchase price						7,738,500
Equipment financing*	—	388,294	366,173	318,926	264,293	618,311
Long-term debt*	—	4,131,629	5,468,104	4,060,092	5,070,505	245,900,895

Total	53,954,303	4,519,923	5,834,277	4,379,018	5,334,798	256,136,894

*	includes capital and interest

27. Fair value

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments.

The carrying amount of receivable under finance leases approximates their fair value since the interest rate approximates current market rates. On initial recognition the fair value of amounts receivable under finance leases and long-term debt was established using a discounted cash-flow model.

The carrying amounts of long-term debts approximate their fair value since the interest rates on these instruments either approximate the current market rates offered to the Corporation or the interest rates in these instruments change with market interest rates. On initial recognition the fair value of long-term debt was established based on current interest rates, market values and pricing of financial instruments with comparable terms.

As of March 31, 2014, the Corporation has no financial instruments measured at fair value.

28. Capital Management

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment. The ability to fund these requirements in the future depends on the Corporation’s ability to access additional capital and generate additional cash flow from its operations.

Since inception, the Corporation has financed its liquidity needs, primarily through bank indebtedness, borrowings, hybrid instruments such as special warrants and issuance of capital stock. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including loans payable and promissory notes.

The Corporation defines capital as its total shareholders’ equity. To date, the Corporation’s policy is to maintain a minimum level of debt, although debt will be considered as part of financing initiatives in the future.

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. As at March 31, 2014, $nil (December 31, 2013 – $nil) has been used to finance the Corporation’s daily operations.

The capital management objectives listed above have not changed since the previous fiscal year.

The Corporation believes that funds from operations, as well as existing and future financial resources should be sufficient to meet the Corporation’s requirements until March 31, 2015.

29. Geographic information

The Corporation operates within one dominant segment, the marketing, production and distribution of Diversified Gaming Solutions. Revenues from external customers, attributed to countries based on location of the customer, are approximately as follows:

	March 31, 2014 $	March 31, 2013 $
Geographic Area
North America	18,168,235	15,728,922
Europe	9,757,986	14,403,118
Latin America & Caribbean	13,276,002	7,921,207

	41,202,223	38,053,247

The distribution of the Corporation’s non-current assets (consisting of goodwill and intangible assets and property and equipment) by geographical location is approximately as follows:

	March 31, 2014 $	December 31, 2013 $
Geographic Area
North America	183,728,315	151,177,935
Europe	36,166,771	36,192,336
Latin America & Caribbean	19,224,160	16,187,795

	239,119,246	203,558,066

The non-current assets classified as held for sale (see note 11) are excluded from the geographical distribution above.

30. Statement of cash-flows

Changes in non-cash operating elements of working capital is as follows:

		For the three month period ended
	March 31, 2014 $	March 31, 2013 $
Investment tax credits receivable	239,592	(251,506)
Accounts receivable	(266,171)	6,836,161
Prepaid expenses	(750,169)	2,775,973
Inventories	440,211	(133,690)
Income taxes receivable	883	(24,295)
Income taxes payable	1,716,580	85,999
Equipment financing	93,136	(269,610)
Accounts payable and accrued liabilities	(148,265)	(2,744,070)
Provisions	475,823	748,961
Deferred revenue	24,925	21,693
Customer deposits	457,523	(3,589,506)

	2,284,068	3,456,110

Supplemental information
Income taxes paid	1,656,834	178,329
Interest paid	4,610,720	3,572,268

31. Related party transactions

Key Management of the Corporation includes, among others, the members of the Board of Directors, as well as the Chairman and Chief Executive Officer, Chief Financial Officer and Executive Vice-President of Corporate Development and General Counsel. Their compensation includes the following:

	March 31, 2014 $	March 31, 2013 $
Salaries, bonuses and short term employee benefits	389,000	299,000
Share based payments	397,000	211,000

	786,000	510,000

The remuneration of the Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President of Corporate Development and General Counsel consists primarily of a salary and share based payments.

32. Contingency

As a result of two separate lawsuits filed by one of the Corporation’s former clients in the Courts of Malta, a combined total of $134,823 Canadian Dollar equivalent is currently being held by the Courts (see note 12).

Management is of the opinion that these claims are unfounded and that the possibility of a material liability is unlikely. As a result, no provision has been recorded.

33. Revenues

The Corporation revenues consist of the following major categories:

	For the three month period ended
	March 31, 2014 $	March 31, 2013 $
Finance income	165,477	69,876
Finance leases	1,232,960	145,179
Software licensing	9,636,376	13,524,125
Sales	5,238,200	639,747
Participation arrangements	23,719,784	19,754,997
Hosted casino	1,209,426	3,919,323

	41,202,223	38,053,247

34. Business Combination

DIAMOND GAME

The acquisition of Diamond Game has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of comprehensive income (loss) from the date of acquisition, which is February 14, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $
Cash and cash equivalents	39,546
Inventory	1,192,150
Trade and other receivables	1,718,606
Prepaid expenses	317,345
Property, plant and equipment	5,865,276
Trade payables and accrued liabilities	(3,637,693)
Equipment financing	(104,794)
Deferred revenue	(1,756,675)
Deferred income tax liability	(46,709)
Intercompany liability	(2,111,756)
Purchase price allocated Intangibles	11,587,239
Goodwill	14,785,073
Deferred income tax liability	(2,896,810)

Total consideration	24,950,798
Cash consideration	24,950,798

Total consideration	24,950,798

Of the USD$24.95 million consideration paid by Amaya in connection with the acquisition of Diamond Game, there was a holdback of USD $7 million.

The main factors leading to the recognition of goodwill are the synergistic growth and revenues expected to be created from the strong strategic fit between Amaya and Diamond Game. Diamond Game presents a variety of opportunities to leverage each business’ product and intellectual property suite across a broader combined platform with greater geographic presence and creates revenue synergies by expanding Amaya’s penetration in the United States, accelerating Amaya’s penetration in Lottery markets, and potentially extending Diamond Game’s offering into new markets in Canada and Europe.

If the acquisition had occurred on January 1, 2014, Diamond Game would have contributed USD$4.97 million and USD$0.35 million to consolidated revenues and net income respectively. Since the date of acquisition, Diamond Game has contributed USD$2.54 million and USD$0.29 million to consolidated revenues and net income respectively.

Acquisition-related costs directly related to the Diamond Game acquisition was USD$2,034,189, and was expensed in the consolidated statement of comprehensive income (loss) during the year ended December 31, 2013 and in the period ended March 31, 2014.

35. Expenses Classified By Nature

		For the three month period ended
	March 31, 2014 $	March 31, 2013 $
Cost of Products
Inventories, beginning of period	7,594,918	7,530,793
Translation	247,486	168,681
Purchases	1,529,202	170,171
Inventory acquired on business combination	1,317,922	—
Net Transfer from (to) revenue producing assets	1,213,972	—
Inventories, end of period	(9,931,024)	(7,751,093)

	1,972,476	118,552

Financial
Interest and bank charges	4,881,708	5,728,668
Foreign exchange	(3,820,683)	483,391

	1,061,025	6,212,059
General and administrative
Utilities	242,051	131,429
Office	503,028	203,290
Taxes and licenses	353,557	513,866
Insurance	323,812	224,864
Salaries and fringe benefits	15,868,189	13,136,444
Termination of employment agreement	1,077,618	1,447,829
Stock-based compensation	753,563	431,622
Depreciation of property and equipment	3,666,343	3,395,010
Amortization of deferred development costs	710,173	131,482
Amortization of intangible assets	5,103,094	4,125,252
Consulting fees	2,803,845	3,642,635
General donations	5,664	28,589
Maintenance and repairs	1,470,092	974,221
Professional fees	2,064,995	1,892,847
Termination of agency agreement	—	100,834
Communications	1,869,147	2,041,152
Automobile	71,248	69,373
Bad debt	199,377	607,402
Rent	1,452,321	1,300,436
Loss on disposal of assets	218,884	—

	38,757,001	34,398,577
Selling
Royalties	1,517,569	1,329,320
Advertising and promotion	1,355,864	1,300,807
Travel and entertainment	922,096	860,211
Shipping	352,800	210,667

	4,148,329	3,701,005
Acquisition-related costs
Underwriter fees	—	—
Professional fees	3,653,589	309,479

	3,653,589	309,479

36. Net earnings per share

The following table sets forth the computation of basic and diluted loss per common share from continuing operations for the three month period ended March 31, 2014 and 2013.

	For the three month period ended
	March 31, 2014 $	March 31, 2013 $
Numerator
Numerator for basic and diluted (loss) per common share – net loss	39,643,610	(7,440,841)

Denominator
Denominator for basic (loss) per common share – weighted average number of common shares	94,136,709	84,782,705

Effect of dilutive securities	10,071,303	1,989,603

Stock options	2,549,306	1,692,053
Warrants	7,521,997	703,939
Convertible debentures	—	(406,389)

Dilutive potential common shares	104,208,012	86,772,308

Denominator for diluted (loss) per common share – adjusted weighted number of shares	94,136,709	84,782,705
Basic earnings (loss) per common share	0.42	(0.09)
Diluted earnings (loss) per common share	0.38	(0.09)

For the three month period ended March 31, 2013, the diluted loss per share was the same as the basic net loss per share since the dilutive effect of stock options, warrants and other convertible instruments was not included in the calculation; otherwise the effect would have been anti-dilutive. Accordingly, the diluted loss per share for the period was calculated using the basic weighted average number of common shares outstanding.

37. Sale of WagerLogic Malta Holdings Ltd.

On February 11, 2014, the Corporation announced that pursuant to a share purchase agreement dated November 27, 2013, one of its subsidiaries has completed the previously announced sale to Goldstar Acquisitionco Inc. of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. for $70 million, less a closing working capital adjustment satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date. The purchase price is subject to customary post-closing adjustments.

Subsidiaries of Amaya will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to a services agreement.

The Share Purchase Agreement includes an earn out agreement pursuant to which the vendor thereunder may receive additional cash consideration payable on the second and third anniversary date from closing based on the achievement of certain revenue targets, as well as a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$10 million ($11.05 million CAD), of which USD$7.65 million ($8.46 million CAD) is recorded in Provisions in the consolidated statement of financial position at March 31, 2014.

38. Subsequent Events

On May 15, 2014, Amaya’s wholly-owned subsidiary Cadillac Jack, Inc. (“Cadillac Jack”) obtained credit facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Amaya group. These lending entities are advised by FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, and sub-advised by an affiliate of GSO Capital Partners LP, Blackstone’s credit business. The credit facilities provide for (1) an incremental US$80 million term loan to Cadillac Jack’s existing US$160 million senior term loan, with the new aggregate principal amount of US$240 million bearing interest at a per annum rate equal to LIBOR plus 8.50% with a 1% LIBOR floor (the “Senior Facility”); and (2) mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of US$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash (the “Mezzanine Facility”, and collectively with the Senior Facility, the “New Facilities”). The Senior Facility will mature over a 5-year term and the Mezzanine Facility will mature over a 6-year term from the closing date. The Senior Facility is secured by the assets of Cadillac Jack and its subsidiaries. The Mezzanine Facility is unsecured. Amaya has provided an unsecured guarantee of the obligations under the New Facilities of Cadillac Jack in favour of the lenders. The New Facilities contain customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios. Amaya has agreed to grant the lenders, in relation to the Mezzanine Facility, with 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD $15 at any time up to a period ending 10 years after the closing date. The grant of the share purchase warrants is subject to the final approval of the Toronto Stock Exchange.

AMAYA

INTERACTIVE • LAND-BASED • LOTTERY

AMAYA HEADQUARTERS:
7600 Trans Canada Hwy
Pointe-Claire, Quebec
H9R 1C8 Canada

Tel: +1 514 744 3122
Toll Free: 1 866 744 3122
Fax: +1 514 744 5144

amayagaming.com